INVEST IN **GREENCHOICE, PBC**

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Climate-positive grocery marketplace for conscious consumers with dietary needs

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GreenChoice
Mode
Shop
Aisles
Values
Dietary
Search
Take our 30-second quiz and we'll curate your homepage to show only products that match your dietary preferences.
Get the best groceries for your needs & values
Stock your kitchen with nutritious & sustainable food, made for you by popular brands and emerging craft makers, delivered to your door.
CREATE FREE PROFILE
Shop by category
Snacks And Dips
Pantry
Beverages
Bread And Bakery

greenchoicenow.com   San Diego CA

Technology · Food · Retail · Sustainability · Marketplace

OVERVIEW   DETAILS   UPDATES 2   WHAT PEOPLE SAY 14   ASK A QUESTION 2

Highlights

1. Database of 360K+ products–evaluated on hundreds of dietary, health & sustainability data points 📊
2. Over 60,000 organic monthly users w/ 18% MoM growth. 10K+ registered accounts 🚀
3. Named by Google as 1 of the 3 "Best Apps for Good" in US 🏆
4. $600k raised from Katapult Accelerator, BonBillo Ventures, co-founder of Custom Ink, former-EVP of Stop & Shop, & more💸
5. Partnered with one of the largest organic & natural food distributors in US (Certified B-Corp) 🤝
6. 100+ sellers on waitlist; new seller applications every week 💥
7. Building the trusted conscious shopping platform in largest consumer sector (grocery) – $100B US market with 13% CAGR 🌱
8. Diverse team w/ dietary needs + expertise in machine learning, nutrition science, & sustainability 💪

Our Team



Galen Karlan-Mason Founder & CEO

MBA (focused in Sustainability) and dual-BA in International & Global Studies and Business (focused in Environmental Studies), Brandeis University. Multiple food allergies; pescatarian

Food intolerances are on the rise. Unhealthy diet is the leading cause of chronic illness & death in the U.S. And our food system is responsible for 1/3 of global greenhouse gas emissions. Behind these stats, there are millions of people looking for an easy way to find healthy options and shop more sustainably.



Jason McInerney Chief Technology Officer

Serial chief technology officer and data scientist with a successful exit. PhD in Machine Learning, MSci in Computational Neuroscience and Multi-scale Biology. Vegetarian



Tarun Karki Software Engineer

SEE MORE

Our Story

Conscious consumers lack a single destination to research, discover, & buy their goods.

We're changing that.


98
Contains Added Sugars
Contains whole grains
Moderately processed

What once took hours of research, we turned into seconds. And we've guided hundreds of thousands of healthier, more sustainable purchases.

I'm Galen, the CEO & Founder of GreenChoice.



My team and I are building a marketplace that makes it easy for people to research and shop the best products for their health & the planet, starting with food.

This is an opportunity for you to:



Own a piece of GreenChoice and share in our success



Help us make healthy & sustainable living more accessible



Invest in the rapidly growing "conscious consumer" movement

PROBLEM

We need to read hundreds of labels and spend hours researching ingredients & claims just to find groceries

that match our dietary needs & values.

And brands making healthy alternatives for us & the planet are lost in the sea of health-washing and green-washing that overwhelms even well-educated shoppers.


Over
15,000
products launch every
year in the U.S.

THE SOLUTION

A platform for conscious, personalized grocery shopping

Be an informed consumer without the work.
Feel unrestricted by dietary needs.
Shop with confidence.

We help shoppers find and buy the best products for their dietary needs, health goals, and values.


Aisles
Values
Dietary
Frontier Coop Paprika Organic Powder Ground Bulk
$15.19
VIEW PRODUCT
Nutrition
Processing
Environment
Food Safety
Click the pie to explore this item's
Good vibes guarantee
Free carbon-neutral shipping
Dietary & values support
Order protection

PRODUCT

GreenChoice is an online grocery marketplace & shopping assistant for health-conscious and climate-conscious consumers with dietary needs.

Climate-positive grocery marketplace


How it works:
1. Set your dietary preferences and values.
2. Shop 10,000+ natural and organic food items filtered to your personal dietary preferences.




3.
GreenScore® — a color-coded health & climate impact rating from 0-100.
4.
Get suggested 'better for you' swaps while you shop, to make picking the best products for you easy.

We deliver anywhere in the contiguous U.S. within 2-4 days, with free shipping on orders over $50.

We estimate and offset 2x the carbon footprint of every order – products, packaging, & shipping. Donating a portion of revenue to renewable energy and carbon capture projects. *It's no silver bullet, but it's an important piece of the puzzle since people need to eat.*

Mobile app

This was our first product and it's free to download in the App Store & Play Store.

- Scan or search a product to quickly see personalized dietary warnings and its GreenScore® rating.
- Discover 'better for you' swaps and where you can get them.
- 4.6/5 stars (168 reviews)

We'll overhaul our mobile app in 2022, so users can shop our marketplace and have a better scan experience.



How we rate & label products

We use 140+ vetted public data sources and natural language processing to analyze, rate, and recommend products.

140+ public data sources

Our GreenScore® ratings break down food products' impact on your health & climate, using unbiased public data from research institutes, third-party certifiers, NGOs, government agencies, and food companies.

We've evaluated the dietary, health & climate impacts of **360,000+ food & beverage products**.

We look at a product's dietary alignment, presence of toxic additives, healthful ingredients, risk of exposure to pesticide residues, estimated carbon footprint & water footprint, and more.

We're working to support many more food intolerances and evaluate packaging sustainability next.

We have filed full **US & international patent applications** to protect our proprietary values-based rating and recommendation engine.

TRACTION

50K+ monthly users, with no paid marketing

Over 50,000 people use GreenChoice every month to find the best products for their health & the planet.

50,000+

ACTIVE MONTHLY USERS

We're growing 18% month-over-month, with $0 spent on paid advertising.

18% growth

MONTH-OVER-MONTH

We have 10,000+ registered user accounts.

10,000+

Google named GreenChoice one of the 3 "Best Apps for Good" in the United States.




We won!

WE'VE BEEN FEATURED BY

FAST COMPANY | Clean Eating | martha stewart

GreenBiz | The Boston Globe | Earth911

AND MORE...

"Sustainable shopping just got a whole lot easier, thanks to GreenChoice. This website guides you in ***making climate-friendly choices and offsets your purchase's carbon footprint***."

Our content ranks top 10 on Google for over 6,000 product-related searches.


Google
healthiest
healthiest juices
healthiest orange juice
healthiest store-bought juice 2020
healthiest juice brands
healthiest apple juice
healthiest vape juice
healthiest fast food
healthiest vegetables
healthiest fruits
healthiest cheese
Google Search
I'm Feeling Lucky
Carbon neutral since 2007

BUSINESS MODEL

Consumers & brands are our customers

We generate revenue through sales on our marketplace, membership, vendor advertising, and data-as-a-service.


Marketplace Sales
Future Brand Offerings
We have a ~15% gross margin on orders fulfilled by our distribution partner.
We charge 3rd-party sellers a 15-20% commission.
Native advertising
Licensing
Data-as-a-Service


We will rollout brand offers, to meet existing demand
Native Advertising
64%
of brands want to pay for sponsored content, native ads, & enhanced listings
Data-as-a -Service
54%
of brands want to pay for our data on products, competition, & customers
Product Sampling
81%
of GreenChoice users want personalized food samples sent to them

We beta-tested a limited product catalog processing over $10,000 in orders; the average order value (AOV) was $50.

We project an AOV of at least $80 with our full product catalog.

We'll test customer-lifetime-value and customer acquisition costs across organic & paid channels, before raising venture funding to scale the most successful channels.

MARKET
Millennials & Gen Z are taking conscious consumption mainstream, fast

Last year was a record for the U.S. natural & organic products industry–it grew 12.7% to $259 billion in 2020, and it's on pace to surpass $300 billion by 2023 (source).

70% of Gen Z & Millennials wish food companies were more transparent about how they make their products.


Of the 72M Gen Z & Young Millenials in the US:
38%
following a diet[1]
34%
seeking sustainability[1]
28%
have food allergies[2]


Conscious consumers ages 18-34 spend over $100 billion on groceries every year.

Our target customer is 18-34 years old with food allergies. They have a deep unmet need, often follow a diet, want to reduce their carbon footprint, and are not brand/store loyal.

> *"Natural product shoppers rely on internet ordering at nearly twice the rate of all customers and spend less at the biggest conventional outlets...*
>
> *[They're] committed to spending their dollars at outlets that deliver a specialized experience they're not getting at the big box stores".*
>
> **—KATHRYN PETERS,**
> SPINS



Young shoppers want to try new food products all the time, and they're looking for alternative shopping platforms that share their values like GreenChoice.

HOW WE'RE DIFFERENT
Research, discover, & shop–all in a few clicks

Research, discover, & shop–all in a few clicks

Conscious consumers are thinking about their diet, their allergy, what's healthy, or what's sustainable–all at once.

But time and attention are more scarce than ever.

We have seamlessly integrated dietary, nutrition, & sustainability research, product discovery, and shopping into a single platform that empowers consumers.


Bread loaves and baguettes

And our research and product selection will only get more robust as we grow.

How we source products

We're partnering with the largest organic and natural food distributor in the U.S. that shares our values as a Certified B-Corp.


We sell **over 10,000 natural & organic shelf-stable foods**, from thousands of brands

We seek out new and emerging brands making better for us and the world products that can't be found at traditional stores.

Over one hundred brands - representing thousands of products - have already applied to sell on our platform.

We match each customer with the very best products for them & the planet

Online retailers of "healthy" goods offer smaller highly-curated product selections. They limit what you can get and exclude many great brands.

This marginalizes many diverse makers and blocks amazing new products from reaching you.

We're different. Any brand can list on GreenChoice for free.

We let the brand's practices and our community be the judge.

WHAT'S NEXT?

Last year our userbase grew 400%, with no paid marketing.

With this investment, we'll launch our marketplace, increase our content marketing, and launch paid & affiliate marketing.

We are projecting $1M in revenue this year and $200K in monthly revenue by the end of December '22 with this investment.

Once we break $50,000 in monthly revenue in the second quarter of this year, we plan to raise a few million dollars from institutional investors.

We plan to grow revenue significantly and quickly.

WHY INVEST

We created our company with the purpose of empowering people to foster a healthy, just, & sustainable world through their daily choices

And we want GreenChoice to be funded by the people.

Become an owner in the rapidly-growing conscious consumer movement.

Vote for an honest, equitable, and sustainable future.

With your help, we'll be able to reach and empower hundreds of thousands of Americans this year and beyond.

We already have:


50K
monthly users, growing 18% MoM
360K+
products evaluated
Partnership with second largest natural food distributor
100+
sellers on waitlist, representing thousands of products

We're building the go-to platform for conscious consumers to research, discover & buy their goods.

We hope you'll join us!

Wefunder FAQ

How does this work?
(1) Join Wefunder by clicking 'Sign Up' in the top right corner.
(2) Choose an amount you're comfortable with
You can commit any amount you'd like up to your legal max.
(3) Confirm reservation - Wefunder will reserve your chosen amount. When the campaign ends, you'll confirm your reservation, and the funds will be deposited to GreenChoice.

What is the minimum investment?
You can invest as little as $100 USD.

What's the maximum I'm allowed to invest?
Through Regulation Crowdfunding everyone can invest at least $2,200. How much you can invest above $2,200 depends on your net income and net worth. You can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: **https://wefunder.com/settings**

Do I need to be an accredited investor?
No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Do I have to do anything for GreenChoice as an investor?
No. You have no obligations after you invest.

No. You have no obligations after you invest.

What will be my return on investment?
We cannot guarantee or make any promises about future returns on investment. You should be prepared to lose your investment as investing in startups is risky and most startups fail.

Why do you need my SSN?
Directly from Wefunder's FAQ: "When making an investment on Wefunder, you need to provide a tax ID in order to invest. Tax ID generally means an SSN for an individual and an EIN for a company. We require these because when the company you invest in makes a distribution to investors (for example, if they get acquired) we'll need to provide tax documents to you such as a Form K-1, which require us to include your SSN. If we don't receive your SSN, your investment will be canceled.

We know you might be hesitant to provide this information, but we guard your SSN like our life depends on it.

We encrypt and store Social Security Numbers (SSNs) on a separate group of servers from wefunder.com. We use an RSA key to encrypt the SSN and isolate the private key from production machines. Access to the database that stores the encrypted SSNs is restricted within Wefunder to a need-to-know basis, and we have a policy for access if and when an employee may need to view an individuals SSNs (for example, if we're preparing a tax filing or investigating fraud)."

For other questions, please check out Wefunder's FAQ or contact support@wefunder.com.